UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 L.B. Foster Co.
        -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    350060109
                              --------------------
                                 (CUSIP Number)

                                December 31, 1998
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / X / Rule 13d-1(b)
      /   / Rule 13d-1(c)
      /   / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Quaker Capital Management Corporation
      --------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group
      (a)
            -----
      (b)     X
            -----

3.    SEC Use Only
                        --------------------------------------------------------

4.    Citizenship or Place of Organization                       Pennsylvania
                                                                 ---------------

  Number of         5.    Sole Voting Power                      131,000
   Shares                                                        ---------------
 Beneficially       6.    Shared Voting Power                    417,700
   Owned by                                                      ---------------
Each Reporting      7.    Sole Dispositive Power                 131,000
   Person                                                        ---------------
    With:           8.    Shared Dispositive Power               417,700
                                                                 ---------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      548,700
      -------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares
               --------

      The Reporting Person disclaims beneficial ownership of 417,700 shares owned by its clients.

11.   Percent of Class Represented by Amount in Row (9)           5.50%
                                                                  --------------

12.   Type of Reporting Person                                    IA
                                                                  --------------



                               Page 2 of 4 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109


     This constitutes Amendment No. 6 to the Schedule 13G of Quaker Capital Management Corporation filed with the Securities and Exchange Commission on February 5, 1993 relating to the Common Stock of L.B. Foster Co., as amended by Amendment No. 1 filed with the Commission on February 10, 1994, Amendment No. 2 filed with the Commission on February 14, 1995, Amendment No. 3 filed with the Commission on February 15, 1996, Amendment No. 4 filed with the Commission on February 11, 1997 and Amendment No. 5 filed with the Commission on February 12, 1998 (the "Schedule 13G").

Item 4 of the Schedule 13G is hereby amended and restated to read as follows:

Item 4.   Ownership
          ---------

     (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 417,700 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 131,000 shares of the Common Stock of the Issuer.

     (b) The shares covered by this report represent 5.50% of the Common Stock of the Issuer.

     (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person has shared voting and dispositive power over 417,700 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 131,000 shares owned by the Reporting Person and/or its principals.


                               Page 3 of 4 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 350060109


Item 6 of the Schedule 13G is hereby amended and restated to read as follows:

Item 6.   Ownership of More than Five Percent on
          Behalf of Another Person
          ---------------------------------------

          417,700 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          March 24, 1999
                                          --------------------------------
                                                     Date


                                          /s/ Mark G. Schoeppner
                                          --------------------------------
                                                     Signature


                                          Mark G. Schoeppner, President
                                          --------------------------------
                                                     Name/Title




                               Page 4 of 4 Pages